January 20, 2023
VIA EDGAR
Attention:    Madeleine Joy Mateo and John Dana Brown
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Hagerty, Inc.
Post-Effective Amendment No. 2 to Form S-1 on Form S-3
Filed December 21, 2022
File No. 333-261810
Ladies and Gentlemen:
This letter sets forth the response of Hagerty, Inc. (the “Company”) to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated January 13, 2023, with respect to the above referenced Post-Effective Amendment No. 2 to Form S-1 on Form S-3 (the “Post-Effective Amendment”), filed December 21, 2022. Concurrently with the submission of this letter, the Company is filing a revised Post-Effective Amendment No. 3 to Form S-1 on Form S-3 (“Post-Effective Amendment No. 3”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Post-Effective Amendment.
Set forth below is the Staff’s comment, followed by the Company’s response. For convenience, we have incorporated the Staff’s comment into this response letter in italics.
Post-Effective Amendment
General
1.Staff’s comment:
We note that the Form S-1 declared effective on December 30, 2021 registered the resale of 271,039,456 shares of Class A Common Stock offered by you and up to 339,121,956 shares of Class A Common Stock offered by the selling securityholders named therein. You seek to now register via post-effective amendment the resale of 4,724,560 additional shares of Class A Common Stock underlying the BAG Units issued to Broad Arrow’s U.S. Stockholders and 713,684 additional shares of Class A Common Stock issued to Broad Arrow’s non-U.S. stockholders. Please explain why you believe you are permitted to register these additional securities by means of a post-effective amendment in light of Securities Act Rule 413(a). For guidance, refer also to Securities Act Rule Compliance and Disclosure Interpretation 210.01.

Response:
The Company respectfully advises the Staff that it has filed Post-Effective Amendment No. 3 on January 20, 2023 to address the Staff’s comment, which removes the registration of the 4,724,560 additional shares of Class A Common Stock underlying the BAG Units issued to Broad Arrow’s U.S. stockholders, as well as the 713,684 additional shares of Class A Common Stock issued to Broad Arrow’s non-U.S. stockholders. The Company plans to file a separate registration statement on Form S-3 to register these additional securities.
*****
We respectfully request the Staff’s assistance in completing the review of Post-Effective Amendment No. 3 as soon as possible. Please contact Kevin Criddle of DLA Piper LLP (US) at (480) 606-5129 or Andrew Ledbetter of DLA Piper LLP (US) at (206) 839-4845 with any questions regarding the response provided in this letter.

Sincerely,

HAGERTY, INC.

By:	/s/ McKeel O Hagerty
Name:	McKeel O Hagerty
Title:	Chief Executive Officer

cc:	Barbara Matthews, Hagerty, Inc.
Seth Schuknecht, Hagerty, Inc.
Kevin Criddle, DLA Piper LLP (US)
Andrew Ledbetter, DLA Piper LLP (US)
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